UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MARKET ANNOUNCEMENT

The Manager
Company Announcements Office
Australian Stock Exchange Limited

28 April 2006

Re:  Managing Director/Chief Executive Officer Role

Metal Storm Limited advises that the role of Managing Director and Chief
Executive Officer has been vacated by Mr David Smith, effective immediately.
Mr Smith will also resign as a Director of the Company and its subsidiaries.

This decision is an integral component of a comprehensive strategy to reduce costs and rationalise the Company’s structure.

In addition to this initiative, the Directors have also agreed to cease all
Director’s remuneration until further notice.

Mr Terence J O’Dwyer has been appointed Executive Chairman and will assume the day to day management of the Company effective from today’s date.

In line with the Director’s cost reduction strategy, Mr O’Dwyer will not receive any form of remuneration for his role as Executive Chairman.

Yours faithfully,

James MacDonald

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 1, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary